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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8- 67836

FACING PAGE

MAR 01 2011

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

110

REPORT FOR THE PERIOD BEGINNING January 1, 2010 _____ AND ENDING December 31, 2010

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petsky Prunier Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 38th Floor

(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mike Petsky   (212) 842-6001

                                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman, LLP

(Name – *if individual, state last, first, middle name*)

One Linden Place	Greak Neck	New York	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mike Petsky _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petsky Prunier Securities, LLC _____, as of December 31 _____, 20 10 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____ 2/28/2011

Notary Public

Designated Principal _____

Signature

Michael Petsky

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PETSKY PRUNIER SECURITIES, LLC

AGREED UPON PROCEDURES REQUIRED BY

SEC RULE 17a-5(e)(4)

FOR THE YEAR ENDED

DECEMBER 31, 2010



KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

Independent Accountants' Report

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Members and Directors of Petsky Prunier Securities, LLC
60 Broad Street
New York, NY 10004

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Petsky Prunier Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Petsky Prunier Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC – 7). Petsky Prunier Securities, LLC's management is responsible for the Petsky Prunier Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and related working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

February 18, 2011
Great Neck, New York

Assessment $10,030

Payments made to Securities Investor Protection Corporation:

Date	Amount
July 28, 2010	$ 4,605
To be paid	5,425
	$ 10,030

Unaudited – See accompanying agreed upon procedures.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

PETSKY PRUNIER SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2010

PETSKY PRUNIER SECURITIES, LLC
Financial Statements and Supplementary
Information Required By Rule 17a-5 of
The Securities and Exchange Commission
And Independent Auditor's Report
December 31, 2010



KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report

Members and Directors of
Petsky Prunier Securities, LLC

We have audited the accompanying statement of financial condition of Petsky Prunier Securities, LLC (the Company) as of December 31, 2010 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petsky Prunier Securities, LLC at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

February 18, 2011
Great Neck, New York

PETSKY PRUNIER SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended to December 31, 2010

Balance January 1, 2010	$ 893,684
Distributions	(435,000)
Net income	223,881
Balance at December 31, 2010	$ 682,565

See accompanying notes to financial statements.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

Cash Flows From Operating Activities:	
Net Income	$ 223,881
Changes in assets and liabilities:	
Decrease in prepaid expenses	557,536
Decrease in accounts payable	(41,187)
Net Cash Provided By Operating Activities	740,230
Cash Flows from Financing Activities:	
Members' distributions	(435,000)
Net Cash Used by Financing Activities	(435,000)
Net Increase in Cash	305,230
Cash, beginning of year	74,066
Cash, end of year	$ 379,296
Supplemental Disclosure of Cash Flows Information	
Cash Paid During the Year For:	
Local taxes	$ 104,180

See accompanying notes to financial statements.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

Petsky Prunier Securities, LLC (the "Company") was formed on July 15, 2005 under the laws of the State of New York. The Company was formed as a registered broker dealer. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is an investment bank focused on the advertising, marketing and digital media industries.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts payable and accrued expenses approximate their respective fair values at December 31, 2010.

Revenue Recognition

Revenue is recognized when security deals are closed, securities are exchanged and all elements of contractual fulfillment are met.

Income Taxes

The Company was organized as a limited liability company, and accordingly, no provision is required for federal and state income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the income of the Company is taxed to the members. The Company is subject to local New York City income taxes.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The deferred income tax liability of $9,500, which is included in accounts payable and accrued expenses, consists of prepaid expenses to an affiliated entity which are deductible when paid, not when the expense is incurred.

In accordance with ASC 740, *Income Taxes,* the Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2010, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations by taxing authorities for the previous three years and there are presently no ongoing income tax examinations.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

Note 1 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued, which is February 18, 2011 for these financial statements.

Note 2 - Related Party Transactions

Effective August 1, 2008, the Company entered into an office and administrative services agreement (the Agreement) with a related party. In accordance with the Agreement, payments for management fees, as defined, were $415,500 and office services fees, based upon a percentage of monthly income, were $3,195,865. In addition, there was a payment of $236,610 which have been recorded as prepaid expenses.

The Company and a related party have customers in common. The related party provides consulting services to these customers which may facilitate later transactions with the Company.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2010, the Company had net capital of $354,371, which was $349,371 in excess of its required net capital of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital was .07 to 1.

Note 4 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.



KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report
On Supplementary Information
Required By Rule 17a-5 of the
Securities and Exchange Commission

Members and Directors
Petsky Prunier Securities, LLC

We have audited the accompanying financial statements of Petsky Prunier Securities, LLC for the year ended December 31, 2010 and have issued our report thereon dated February 18, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

February 18, 2011
Great Neck, New York

Schedule 1

Net Capital:
   Total members' equity per statement of
      financial condition $ 682,565

Deductions - nonallowable assets:
   Other assets   328,194
   Total Net Capital (Note 3) $ 354,371

Aggregate Indebtedness:
Accounts payable and accrued expenses $ 24,925
   Total Aggregate Indebtedness $ 24,925

Computation of Basic Net Capital Requirement:

Minimum net capital required (6-2/3% of $24,925) $ 1,662

Minimum dollar net capital requirement $ 5,000
Net capital requirement $ 5,000

Excess net capital (Note 3) $ 349,371

Ratio of aggregate indebtedness to net capital (Note 3)   .07 to 1

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

Schedule II

Net Capital, as reported in the Company's December 31, 2010 FOCUS Report	$ 344,296
Audit adjustments attributable to accrued expenses	10,075
Net Capital per this report (Schedule I)	$ 354,371

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

PETSKY PRUNIER SECURITIES, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

Schedule III

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants



KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Internal
Control Required by SEC Rule 17a-5

Members and Directors
Petsky Prunier Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Petsky Prunier Securities, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Internal
Control Required by SEC Rule 17a-5
(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing the assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

February 18, 2011
Great Neck, New York